February 1, 2013

VIA EDGAR

H. Roger Schwall

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Pinnacle Foods Inc.

Registration Statement on Form S-1

Filed December 19, 2012

File No. 333-185565

Dear Mr. Schwall:

On behalf of Pinnacle Foods Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 17, 2013 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 filed on December 19, 2012 (the “Registration Statement”). In addition, on behalf of the Company, we hereby transmit via EDGAR for filing with the Securities and Exchange Commission, Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The Registration Statement has been revised in response to the Staff’s comments and generally updates other information.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and page references below refer to the pages of Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Registration Statement on Form S-1

General

1.	With the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. Please include updated disclosure, including for example with regard to these items:

The Company acknowledges the Staff’s comment and confirms that it will provide all remaining information required (except information permitted to be excluded by Rule 430A or as otherwise addressed below) in one or more subsequent pre-effective amendments. The Company will include the information for fiscal 2012 in the next pre-effective amendment.

Securities and Exchange Commission

February 1, 2013

•	The exchange on which the securities will be listed (various references appear throughout the prospectus in that regard) and the status of the listing process;

The Company has updated the Registration Statement to reflect the fact that the Company intends to list its common stock on The New York Stock Exchange under the ticker symbol “PF”. The Company is in the process of preparing a listing application for The New York Stock Exchange.

•	The status of the exclusive license and supply agreement (“that expires in 2013”), page 18;

In response to the Staff’s comment, the Company has clarified on page 18 that the exclusive license and supply agreement expires on December 31, 2013.

•	The status of the collective bargaining agreement that had been extended to January 13, 2013, page 22;

In response to the Staff’s comment, the Company has updated the disclosure on pages 22 and 90.

•	The status of operations at your Millsboro, Delaware plant, in light of disclosures that appear at pages 47, 89, 92, and F-82;

The Company acknowledges the Staff’s comment and confirms that the disclosure regarding the Company’s Millsboro, Delaware plant in the Registration Statement reflects the current status of the plant. The Company has clarified the disclosure on page 89 to be consistent with all of the other disclosure regarding the Millsboro, Delaware plant. The Company will reflect the actual accelerated depreciation charges relating to the plant closure in a subsequent pre-effective amendment containing the Company’s financial information as of, and for the year ended, December 30, 2012.

•	The determination whether amounts are due for the 2012 reporting year with regard to the Excess Cash Flow requirements, as referenced at page 68;

The Company acknowledges the Staff’s comment and advises the Staff that the Company currently does not expect that any amounts will be due under the Excess Cash Flow requirements of the Company’s senior secured credit facilities for the 2012 reporting year. However, the Company’s current expectation is based on an estimate of the Company’s financial information for the fiscal year ended December 30, 2012, which has not yet been finalized. The Company will update the related disclosure in a subsequent pre-effective amendment.

Securities and Exchange Commission

February 1, 2013

•	The composition of the board committees referenced at pages 99 to 100;

In response to the Staff’s comment, the Company has updated the disclosure on pages 99 and 100 to specify the expected composition of the Company’s audit committee, compensation committee and nominating and corporate governance committee upon the completion of the public offering.

•	The details of the forthcoming 2013 Omnibus Incentive Plan referenced at page 113 and listed in the exhibit index as exhibit 10.43; and

The Company acknowledges the Staff’s comment and advises the Staff that the Company will update the related disclosure and file the related exhibit in a subsequent pre-effective amendment.

•

The amount of outstanding debt, by type, as of the latest period (at page 128, you refer to the amount of 9.25% Senior Notes outstanding as of 12/25/2011, for example) and clarity with regard to whether some 9.25% Senior Notes are due 2015 and some are due 2017 (compare pages 69 and 128 with pages 15, 43, and 72).

In response to the Staff’s comment, the Company has updated the disclosure on page 128 to reflect the Company’s indebtedness as of September 23, 2012 and has further revised the disclosure on pages 15, 43 and 72 to indicate that the Company’s 9.25% Senior Notes are all due 2015.

If any of the information you provide may change prior to effectiveness of the registration statement, include brackets to indicate this. Also, please be sure to file the omitted exhibits, such as the various agreements the exhibit index indicates will be filed in the future, as well as the legality opinion.

The Company acknowledges the Staff’s comment and confirms that it will provide all omitted exhibits as soon as practicable in one or more subsequent pre-effective amendments to the Registration Statement.

2.	Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (“FINRA”) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

Securities and Exchange Commission

February 1, 2013

The Company acknowledges the Staff’s comment and advises the Staff that the Company is aware that the Staff will need a no objection letter or call from FINRA prior to the Company’s submission to the Staff of a request for accelerated effectiveness of the Registration Statement and will provide the Staff with such letter or arrange for a call from FINRA informing the Staff that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements as soon as the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA.

3.	You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

The Company acknowledges the Staff’s comment and advises the Staff that the Company is still in the process of determining an appropriate price range for the potential offering price per share and, as a result, is not yet able to include this information in the Registration Statement. The Company will provide the price range promptly after making such determination and acknowledges that the Staff will require adequate time to review this information once it is provided.

4.	We note that you use data provided by Symphony IRI Group, Inc. to evaluate your industry position and various other metrics. Please provide us on a supplemental basis with the relevant reports or data supporting your disclosures, highlighted and keyed to show those portions that support each referenced disclosure. For example, please provide supplemental support for the statement you provide at various places in the prospectus suggesting that “our products can be found in approximately 85% of U.S. households.”

In response to the Staff’s comment, the Company is submitting to the Staff the requested information on Annex A to this letter.

Prospectus Cover Page

5.	Please remove from the cover page the reference to the listed entities as “Joint Book-Running Managers.”

In response to the Staff’s comment, the Company has removed the reference to “Joint Book-Running Managers” from the cover page of the prospectus.

Securities and Exchange Commission

February 1, 2013

Prospectus Summary, page 1

6.	You indicate in the first paragraph under “Our Company” that you believe you will be able to “pay regular dividends to our shareholders” as well as reducing your debt, disclosure which also appears at page 84. You discuss your intention to pay cash dividends under “Dividend Policy” at page 33 and in the Liquidity and Capital Resources discussion at page 64. In light of the limitations resulting from your debt covenants, as discussed at pages 72 and 129, for example, and the excess cash flow and other requirements which appear in Note 10 to the Consolidated Financial Statements, please provide us on a supplemental basis with the amount of your surplus or net profits which would have been available to pay dividends (see page 131) for each of the four most recently completed fiscal quarters. If there are restrictions or limitations on the payment of dividends that would currently prevent you from paying cash dividends, revise the disclosure at page 33 and elsewhere to provide the details which make this clear, rather than including only general language in that regard.

In response to the Staff’s comment, the Company advises the Staff that the approximate amount of surplus, as calculated pursuant to the Delaware General Corporation Law, available to pay dividends for each of the Company’s four most recently completed fiscal quarters was $157 million, $149 million, $158 million and $148 million, respectively. The Company advises the Staff that while its debt instruments do contain restrictions or limitations on the payment of dividends, the Company currently has significant capacity to pay dividends pursuant to the terms of such instruments. For example, for the four fiscal quarter period ended September 23, 2012, the Company had capacity to pay dividends of approximately $198 million under the most restrictive of the limitations contained in the Company’s debt instruments. Furthermore, each of the indentures governing the Company’s senior notes permits the additional annual payment of dividends of up to 6% of the net proceeds received by the Company in an initial public offering, provided that no default under such indenture would exist and be continuing at the time of such payment. Given the Company’s significant surplus and available capacity under the Company’s debt instruments to pay dividends, the Company does not believe that specific disclosure relating to limitations on dividends is necessary.

7.	To add context to your statement that you have paid down approximately $350 million in debt since being acquired by The Blackstone Group L.P. in 2007, please revise to separately quantify the amount of debt you incurred in the Blackstone Transaction, as well as the amount of debt you have incurred subsequent to the transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 80 to reflect the amount of debt the Company incurred in connection with the Blackstone Transaction in 2007, as well as the Birds Eye Acquisition in 2009.

Securities and Exchange Commission

February 1, 2013

Summary Historical Consolidated Financial Data, page 11

8.	Please label your columns “audited” or “unaudited” here and on page 38 of your filing. Additionally, please insert heavy vertical lines to separate audited from unaudited information.

In response to the Staff’s comment, the Company has labeled the nine months ended September 25, 2011 and September 23, 2012 columns on pages 11, 12 and 38 as “unaudited” and has inserted heavy vertical lines to separate audited from unaudited information on those pages. The Company has not labeled the columns for the fiscal years ended December 27, 2009, December 26, 2010 and December 25, 2011 as “audited” as the Company believes that audited numbers should only be presented in the context of a full set of audited financial statements. The Company has described in the paragraphs preceding the table that such numbers have been derived from audited financial statements.

9.	Please clarify in your footnotes on page 12 and page 39 that “Adjusted gross profit” is a non-GAAP measure. In addition, please disclose the reasons why you believe that the presentation of this non-GAAP measure provides useful information regarding your financial condition and results of operations along with a statement disclosing the additional purposes, if any, for which management uses this non-GAAP financial measure. Refer to Items 10(e)(1)(i)(C) and 10(e)(1)(i)(D) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the footnotes on pages 12 and 39 to clarify that “Adjusted gross profit” is a non-GAAP measure, to supplement its explanation of why the Company believes that the presentation of “Adjusted gross profit” provides useful information regarding the Company’s financial condition and results of operations and to disclose the purposes for which management uses “Adjusted gross profit.”

10.	The disclosure on page 70 of your Form S-1 indicates that adjusted EBITDA (as defined in your filing) is used in determining covenant compliance under your debt agreements. Please provide a reconciliation of this non-GAAP measure to cash flows from operating activities as the most directly comparable GAAP basis liquidity measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

In response to the Staff’s comment, the Company advises the Staff that although the presentation of Adjusted EBITDA enables investors to better understand the operation of the covenants contained in the Company’s senior secured credit facilities and the indentures governing the Company’s Senior Notes, which the Company believes is material to an investor’s understanding of the Company’s financial condition and liquidity, the Company believes that it is used as a performance measure in these documents to determine the Company’s compliance with certain covenants and its ability to engage in transactions, which are not directly linked to the Company’s current liquidity. Additionally, the Company views, and believes that its investors and lenders view, Adjusted EBITDA as a financial performance measure, rather than a liquidity measure. In response to the Staff’s comment, the Company has revised the disclosure on page 70 to clarify that Adjusted EBITDA is used as a performance measure, rather than a liquidity measure. As a result, the Company believes that the reconciliation of Adjusted EBITDA to net earnings (loss) currently presented on page 70 is consistent with the Staff’s guidance in Question 103.02 of its C&DI relating to Non-GAAP Financial Measures. Furthermore, the Company notes that the calculations of Adjusted EBITDA under the senior secured credit facilities and the indentures governing the Senior Notes begin with consolidated net earnings (loss) under GAAP and that continuing to present the reconciliation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Covenant Compliance—Adjusted EBITDA” on a consistent basis with the calculations under these agreements provides investors with a clearer understanding of Adjusted EBITDA.

Securities and Exchange Commission

February 1, 2013

Risk Factors, page 16

11.	Eliminate language which mitigates any risk you present in a risk factor, such as “Although we may utilize forward purchase contracts and other instruments to mitigate the risks” at page 18. Also, state each risk plainly and directly, avoiding the use of language like “no assurance can be given” or “we cannot assure you.”

In response to the Staff’s comment, the Company has revised the language in several areas of the Risk Factors section, including on page 18, to eliminate any mitigating language and to state each risk directly without the use of language such as “no assurance can be given” or “we cannot assure you.”

Special Note Regarding Forward-Looking Statements, page 30

12.	Your suggestion that the prospectus for this initial public offering “contains ‘forward- looking statements’ within the meaning of the federal securities laws” is inconsistent with Securities Act Rule 27A(b)(2)(D), and Rule 27A(b)(2)(E) makes clear that statements relating to the operations of any partnerships or LLCs are excluded from the definition. Please revise accordingly.

In response to the Staff’s comment, the Company has removed the words “within the meaning of the federal securities laws” from the first sentence of section on page 30.

Use of Proceeds, page 32

13.	Insofar as your cover page indicates that you anticipate an offering of $100,000,000 of common stock, please complete the information in this section, providing all the detail that Item 504 of Regulation S-K requires. Note that it will not be adequate to simply refer to “general corporate purposes, including the repayment of indebtedness.” In that regard, you must specify the amount to be used for each listed purpose. See also Instructions 3 and 4 to Item 504. If the size of your offering is subject to change, please expand your disclosure here by providing in tabular format the specific amounts you intend to allocate for each stated use once the size of the offering is known.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 32 to reflect that, based on a $100 million offering size, the Company intends to use the proceeds to redeem a portion of the Company’s 9.25% Senior Notes due 2015. To the extent there is any change in the offering size that impacts the use of proceeds, the Company will update the related disclosure in a subsequent pre-effective amendment.

Securities and Exchange Commission

February 1, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Results of Operations, page 51

14.	Please revise your disclosure for each period presented to quantify the dollar impact of each causal factor that you cite for material changes in your financial statement amounts. For example, your analysis of gross profit makes reference to “substantially higher commodity prices,” but does not appear to adequately quantify the effect to your financial statements. Refer to Item 303(A)(3) of Regulation S-K. For further guidance, refer to Section III.D of SEC Release 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure on pages 52, 53, 56, 59 and 60 to quantify the dollar impact of each such causal factor, including commodity costs, savings from plant closure, incentive compensation expense, lease termination costs, exited businesses and integration costs.

Accounting Policies and Pronouncements, page 74

Critical Accounting Policies and Estimates, page 74

15.	Please tell us how you considered providing disclosure as part of critical accounting policies to address the estimates made to determine equity-based compensation expense. This disclosure would include a description of the methods and assumptions used in estimating the fair value of the instruments granted along with a table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date.

In response to the Staff’s comment, the Company advises the Staff that the Company accounts for equity-based employee compensation plans under the fair value recognition and measurement provisions in accordance with applicable accounting standards, which require all such payments to employees to be measured based on the grant-date fair value of the awards. While the assumptions used in this process are subjective, the Company does not consider equity-based compensation to be an accounting area that is critical, although it is important, because of the low historical volume of transactions and the materiality to the Company’s financial statements. As such, equity-based compensation is included in the Company’s summary of significant accounting policies as described in Note 2, and described in further detail in Note 5, of the Company’s audited consolidated financial statements contained in the Registration Statement and not included in the Company’s critical accounting policies. Equity-based compensation expense for fiscal years 2011, 2010 and 2009 was $1.2 million, $4.7 million and $3.2 million, respectively. If equity-based compensation becomes material to the Company’s financial statements subsequent to the completion of the Company’s initial public offering, it will be included in the Company’s critical accounting policies.

Securities and Exchange Commission

February 1, 2013

Goodwill and Indefinite-Lived Trade Names, page 75

16.	We note that you utilize five year projections of expected future cash flows to estimate the fair value of your reporting units in connection with testing goodwill for impairment. However, your disclosure also states that in your recent impairment tests, you have forecasted cash flows for five years plus a terminal year. Please address this apparent inconsistency.

In response to the Staff’s comment, the Company has revised the disclosure on pages 75 and F-11 to clarify that the Company uses projections of expected future cash flows for five years plus a terminal year.

Management, page 94

17.	Please revise the sketches you provide pursuant to Item 401(e) of Regulation S-K to cover each position held during the past five years and to eliminate any ambiguity or gaps with regard to time in that regard. For example, please provide the missing details in the sketches you provide for Ms. Robling and each of Messrs. Schiller, Boever, and Silcock. Mr. Silcock’s sketch does not indicate precisely when he served in the listed capacity at KB Home nor does it specify when he became CFO for The Great Atlantic and Pacific Tea Company.

In response to the Staff’s comment, the Company has revised the biographical information on pages 94 through 97 to cover each position held during the past five years and to eliminate any ambiguities or gaps with regard to time for each director and officer included in the section.

Securities and Exchange Commission

February 1, 2013

Compensation Discussion and Analysis, page 101

18.	We note that Mr. Gamgort’s amended employment agreement provides for a $3-4 million incentive award in the event of a “qualified public offering.” Please clarify in an appropriate place whether the currently proposed offering will constitute a “qualified public offering,” and whether you anticipating paying this compensation in connection with this offering. Also make clear the impact if any of the expected dissolution of Peak Holdings LLC in connection with this offering, insofar as the grant and actual value are to be contingent on the valuation of Peak Holdings at the time.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 to clarify that the Company expects the proposed initial public offering to constitute a “qualified public offering” for purposes of Mr. Gamgort’s employment agreement and, as such, the Company will pay a transaction incentive award in the form of shares of its common stock to Mr. Gamgort in connection with the proposed initial public offering. The Company further advises the Staff that once the price range of the Company’s common stock becomes available, the Company will specify in a subsequent pre-effective amendment to the Registration Statement the number of shares of its common stock to be issued to Mr. Gamgort in satisfaction of this transaction incentive award, using the mid-point of the proposed offering price range. With respect to the expected dissolution of Peak Holdings LLC in connection with the proposed initial public offering, the Company informs the Staff that it does not expect such dissolution to have any effect on the ultimate valuation used to calculate the number of shares underlying Mr. Gamgort’s award.

Certain Relationships and Related Party Transactions, page 121

Advisory Agreement, page 122

19.	We note that Blackstone affiliates are entitled to payments, including a lump sum cash payment of the present value of all future management fees upon an initial public offering of your equity. You also indicate that “the parties” intend to terminate an agreement “in connection with this offering.” Please explain whether Blackstone and its affiliates will receive this lump sum payment as part of the fees you pay in connection with this offering, and precisely identify those who will receive any such amounts. Also, supplement your disclosure by describing the nature and amounts of the future management fees that will be used to calculate any payment under this provision. Finally, revise this section to identify by name those you refer to as “these affiliates,” “an affiliate,” and “the parties” to eliminate any potential ambiguity in that regard.

In response to the Staff’s comment, the Company has revised the disclosure to clarify that the existing transaction and advisory fee agreement is between Pinnacle Foods Finance LLC and Blackstone Management Partners L.L.C. and that Blackstone Management Partners L.L.C. will receive a lump sum termination fee as a result of the termination of such transaction and advisory fee agreement in connection with the proposed offering. In addition, the Company has updated the disclosure on page 122 to include additional detail on how this termination fee is calculated.

Securities and Exchange Commission

February 1, 2013

Underwriting, page 143

20.	With regard to the lock-up agreement referenced at page 144, please confirm to us that there are no agreements or understandings, explicit, tacit, or otherwise, related to consent for any early release of the locked up securities by the underwriters prior to the end of the referenced lock-up period. Otherwise, revise the disclosure to provide details of the agreements or understandings.

In response to the Staff’s comment, the Company confirms that there are no agreements or understandings, explicit, tacit or otherwise, related to consent for any early release of the locked up securities by the underwriters prior to the end of the referenced lock-up period.

Audited Consolidated Financial Statements of Pinnacle Foods Inc. and Subsidiaries

Note 2 – Summary of Significant Accounting Policies, page F-9

Stock Based Compensation, page F-12

21.	It appears that awards granted under your long-term incentive programs include a service condition and a performance condition. Please expand your policy disclosure to explain how the probable outcome of the performance condition associated with awards granted under your long-term incentive programs is considered in connection with your accounting for these awards. Refer to FASB ASC 718-10-25-20.

In response to the Staff’s comment, the Company has expanded the disclosure on page F-12 to explain how the probable outcome of the performance condition associated with awards granted under its long-term incentive programs is considered in connection with its accounting for these awards.

Note 5 – Shareholders’ Equity, Equity-Based Compensation Expense and Earnings per Share, page F-17

22.	After the pricing of your common stock has been determined, please tell us how this price compares to the estimates used to determine the fair value of equity-based awards granted during the twelve-month period preceding the most recent balance sheet date, and explain the cause of any material differences. Please address awards granted under both your 2007 Stock Incentive Plan and the 2007 Unit Plan.

Securities and Exchange Commission

February 1, 2013

The Company acknowledges the Staff’s comment and the Company advises the Staff that between September 2011 and September 2012, no grants of equity were made under either the 2007 Unit Plan or the 2007 Stock Incentive Plan. In December 2012, Peak Holdings LLC, the Company’s parent, granted 1,131 Profits Interest Units under the 2007 Unit Plan and the Company granted 764 Stock Options under the 2007 Stock Incentive Plan.

Since the Company does not have publicly traded stock, the Company determines the fair value of its equity at the time of the grant through the use of the following factors:

Discounted Cash Flow: The Company calculates a discounted cash flow using the Company’s internal projections.

Market Multiple: The Company multiplies its Revenue and EBITDA by factors derived from the midpoint of the ratio of stock market value of comparable food manufacturers that are publicly traded to their respective revenue and EBITDA figures. The comparable food manufacturers used were B&G Foods, Inc., Campbell Soup Company, Con Agra Foods, Inc., Dean Foods Company, Flowers Foods, Inc., Hillshire Brands Company, Hormel Foods Corp., McCormick & Company, Inc., The J.M. Smucker Company and Treehouse Foods, Inc.

Comparable Transactions: The Company references recent mergers and acquisitions.

The Company determines the fair value of option awards using a Black Scholes Option Pricing Model (“BSOPM”). A Contingent Claims Analysis approach is used to value Profits Interest Units, which applies a BSOPM to estimate the value of each tranche of distributions. This value is then allocated to each of the claims on equity according to the Peak Holdings LLC Agreement. In each case, the key inputs are the price of the equity at the date of grant (described above), volatility and the expected term. The Company determined the volatility of its unit price by reference to the volatility of the stock of comparable publicly-traded food manufacturing companies at the option grant date.

The Company anticipates including the price range for its common stock in a subsequent pre-effective amendment. The Company confirms that it will provide further information to the Staff with respect to any material differences, if any, between the proposed public offering price and the estimates used to determine the fair value of equity-based awards granted under both the 2007 Stock Incentive Plan and the 2007 Unit Plan during the twelve-month period preceding the most recent balance sheet date in connection with one or more subsequent pre-effective amendments to the Registration Statement.

Securities and Exchange Commission

February 1, 2013

23.	We note that your equity based awards include a condition where the awards vest either on a change of control or similar event. With reference to the relevant guidance per FASB ASC 718-10, please tell us how the filing of this Form S-1 in anticipation of your initial public offering impacts your accounting treatment for these awards.

The Company acknowledges the Staff’s comment and the Company advises the Staff that the Company, in accordance with FASB ASC 718, Compensation – Stock Compensation, has not recognized any compensation expense related to equity awards issued under both the 2007 Unit Plan and the 2007 Stock Incentive Plan which vest either on a change of control or similar event. Given the level of uncertainty of a change of control and because such events are, at least partly, outside the control of the Company, vesting is not considered probable prior to the consummation of such a transaction. If and when a change of control or similar event occurs, the Company anticipates accelerating the vesting of all applicable awards and recognizing any compensation cost in the period in which such an event occurred. The completion of our initial public offering will not result in a change of control or similar event as Blackstone will not sell any of its equity.

Note 16 – Taxes on Earnings, page F-47

24.	It does not appear that you have disclosed the total amount of all deferred tax assets and deferred tax liabilities as required by FASB ASC 740-10-50-2. Please revise or tell us why such disclosure is not necessary. With your response, please confirm that you have not offset deferred tax assets and deferred tax liabilities attributable to different tax-paying components or different tax jurisdictions.

In response to the Staff’s comment, the Company has reviewed the disclosure requirements of deferred tax assets and liabilities as required by FASB ASC 740-10-50-2 and has updated the tabular disclosure on page F-48 in conformity with the pronouncement.

The Company records its deferred tax assets and liabilities by legal entity. The Company does not offset deferred tax assets and deferred tax liabilities attributed to different tax paying components or different tax jurisdictions.

Securities and Exchange Commission

February 1, 2013

Unaudited Consolidated Financial Statements of Pinnacle Foods Inc. and Subsidiaries

Note 8 – Debt and Interest Expense, page F-66

25.	We note that you amended the terms of your senior secured credit facility in April 2012. Please tell us how you considered the guidance per FASB ASC 470-50-40 with regard to the modified terms of your Senior Secured Credit Facility - Tranche B.

In accordance with FASB ASC 470-50-40, Debt, the Company evaluated whether the April 2012 refinancing of its Tranche B term loan, was in substance a modification of the existing debt or an extinguishment of the existing debt and the issuance of new debt. An extinguishment is defined in the accounting guidance as the net present value of the cash flows under the new debt instrument being 10% or greater than the net present value of the cash flows under the old debt instrument. Upon applying the 10% test, it was determined that the extension of Term loan B was a modification of the loan and not an extinguishment. As such, the remaining transaction costs are being amortized into interest expense over the amended term of the loan.

Exhibit Index

26.	Please review the list of exhibits in your next amendment to ensure that you have complied with the requirements of Item 10(d) of Regulation S-K and Securities Act Rules 411(c) and 411(d) regarding incorporation by reference.

In response to the Staff’s comment, the Company has reviewed the list of exhibits and believes that the list of exhibits complies with the requirements of Item 10(d) of Regulation S-K and Securities Act Rules 411(c) and 411(d) regarding incorporation by reference.

27.	Several exhibits are marked as compensatory plans but appear to be lease, technology sharing, or other types of agreements. For example, please refer to exhibits 10.18, 10.36, 10.37, 10.38, and 10.39. Please advise or revise accordingly.

In response to the Staff’s comment, the Company has revised Amendment No. 1 to reflect that Exhibits 10.18, 10.36, 10.37, 10.38 and 10.39 are not compensatory plans.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 455-2812 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Richard A. Fenyes, Esq.
Richard A. Fenyes, Esq.

Annex A

Annex A

PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and the consolidated financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of certain factors such as those set forth in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, all references herein to the “Company,” “we,” “our” or “us” refer to Pinnacle Foods Inc. and its consolidated subsidiaries. The historical financial statements and financial data included in this prospectus are those of Pinnacle Foods Inc. and its consolidated subsidiaries.

1

Our Company

We are a leading manufacturer, marketer and distributor of high-quality, branded food products in North America, with annual net sales of $2.5 billion in fiscal 2011. Our brands are leaders in many of their respective categories, and we hold the #1 or #2 market share position in 9 of the 12 major product categories in which we compete. Our brand portfolio enjoys strong household penetration in the United States, where our products can 2 be found in approximately 85% of U.S. households. Our products are sold through supermarkets, grocery wholesalers and distributors, mass merchandisers, super centers, convenience stores, dollar stores, drug stores and warehouse clubs in the United States and Canada, as well as in military channels and foodservice locations.

Given our diverse portfolio of iconic brands with attractive market positions, our business generates significant and stable cash flows that we believe will enable us to pay regular dividends to our shareholders, reduce our debt and drive value creation through both reinvestment in our existing brands and periodic strategic acquisitions.

From fiscal 2008 through fiscal 2011, we grew our net sales and Adjusted EBITDA by approximately 59% and 102%, respectively, and expanded our Adjusted EBITDA margin by 3.9 percentage points. Over the same period, our reported net loss increased by 64%. See “—Summary Historical Consolidated Financial Data” for our definition of Adjusted EBITDA and a reconciliation of our net earnings (loss) to Adjusted EBITDA. On December 23, 2009, we acquired all of the common stock of Birds Eye Foods, Inc. (“Birds Eye”), in a transaction (the “Birds Eye Acquisition”) that significantly expanded our presence in frozen foods and positioned Pinnacle as the 5th largest frozen food manufacturer in the United States. At the time of the Birds Eye Acquisition, the Birds Eye portfolio included an expanding platform of healthy, high-quality frozen vegetables and frozen meals, as well as a portfolio of primarily branded shelf-stable foods that were complimentary to our existing product offerings. In fiscal 2010, all aspects of the Birds Eye business were fully integrated with Pinnacle.

In addition to reinvestment in our brands and making periodic strategic acquisitions, we have also deployed our significant cash flows to reduce our debt. Since The Blackstone Group L.P.’s acquisition of Pinnacle in April 2007, we have paid down approximately $350 million in debt.

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Our operations are managed and reported in three operating segments: the Birds Eye Frozen Division, the Duncan Hines Grocery Division and the Specialty Foods Division. The Birds Eye Frozen Division and the Duncan Hines Grocery Division, which collectively represent our North American retail operations, include the following brands.

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Birds Eye Frozen Division Brands	Industry Category	Market Share 39 Weeks Ended 9/23/12	Rank
Birds Eye	Frozen vegetables	27.0%	#1
Birds Eye Voila!	Frozen complete bagged meals	25.1%	#1
Van de Kamp's	Frozen prepared seafood	19.1%	#2
Mrs. Paul's			
Lender's	Frozen and refrigerated bagels	47.1%	#1
Celeste	Frozen pizza for one	11.2%	#3
Hungry-Man	Full-calorie single-serve frozen dinners and entrees	8.4%	#4
Aunt Jemima	Frozen pancakes/waffles/french toast	8.6%	#2

Duncan Hines Grocery Division Brands	Industry Category	Market Share 39 Weeks Ended 9/23/12	Rank
Duncan Hines	Cake/brownie mixes and frostings	26.2%	#2
Vlasic	Shelf-stable pickles	30.4%	#1
Mrs. Butterworth's	Table syrup	17.5%	#2
Log Cabin			
Armour	Canned meat	8.2%	#3
Brooks			
Nalley			
Comstock	Pie/pastry fruit fillings	35.7%	#1
Wilderness			

In addition to our North American retail operations, the Specialty Foods Division consists of a regional presence in snack products (*Tim's Cascade* and *Snyder of Berlin*), as well as our foodservice and private label businesses. Recently, we have de-emphasized low-margin businesses in our Specialty Foods Division, including selectively exiting certain unprofitable, unbranded product lines.

Within our divisions, we actively manage our portfolio by segregating our business into Leadership Brands and Foundation Brands. Our Leadership Brands enjoy a combination of higher growth and margins, greater potential for value-added innovation and enhanced responsiveness to consumer marketing than do our Foundation Brands and, as a result, we focus our investment spending and brand-building activities on our Leadership Brands. By contrast, we manage our Foundation Brands for revenue and market share stability and for cash flow generation to support investment in our Leadership Brands, reduce our debt and fund other corporate priorities. As a result, we focus spending for our Foundation Brands on brand renovation and targeted consumer and trade programs.

Our Leadership Brands are comprised of *Birds Eye*, *Birds Eye Voila!*, *Duncan Hines*, *Vlasic*, *Van de Kamp's*, *Mrs. Paul's*, *Mrs. Butterworth's* and *Log Cabin*. Historically, our Leadership Brands have received about 80% of our marketing investment and the majority of our innovation investment. Our Birds Eye and Birds Eye Voila! brands combined have annual retail revenue across all retail channels in excess of $1 billion, and our remaining Leadership Brands collectively have annual retail revenue of more than $900 million. In fiscal 2011, our Leadership Brands accounted for approximately 55% and 64% of our net sales and Adjusted gross profit, respectively. See "—Summary Historical Consolidated Financial Data" for our definition of Adjusted gross profit and a reconciliation of our gross profit to Adjusted gross profit.

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Industry Segments 4 Birds Eye Frozen Division Birds Eye is the largest brand in the $2.3 billion frozen vegetables category. Collectively, our steamed and non-steamed product offerings hold the #1 position among branded products, with a 27.0% market share, making Birds Eye the most recognized frozen vegetables brand in the United States. Birds Eye was founded by frozen foods inventor Clarence Birdseye in 1926 and the tradition of innovation continues today. With the launch of Birds Eye Steamfresh vegetables in January 2006, Birds Eye was the first company to capture a nationwide market share with a product that enables consumers to conveniently steam vegetables in microwaveable packaging. Also, in 2011, Birds Eye took Steamfresh to the next level with the introduction of the Steamfresh Chef Favorites vegetable blends with sauces, seasonings and starches which deliver excellent taste and convenience. New government programs, such as the USDA’s Half a Plate program, and nutrition and health professionals continue to identify increased vegetable consumption as key to better health. We believe that enhancing the taste of vegetables and making them exceptionally convenient are key to driving more vegetable consumption. We also compete in the frozen complete bagged meals category with our Birds Eye Voila! brand. Birds Eye Voila! is the #1 competitor in the $570 million frozen complete bagged meals segment, with a 25.1% 5 market share. Birds Eye Voila! frozen bagged meals provide consumers with a high quality complete meal, including protein, starch, and vegetables, that they can prepare in a skillet in just minutes. In 2011, our product launches also included Birds Eye Steamfresh Family Size vegetables and Birds Eye Voila! Family Size complete bagged meals. Duncan Hines Grocery Division Duncan Hines is the division’s largest brand and includes cake mixes, ready-to-serve frostings, brownie mixes, muffin mixes, and cookie mixes. Duncan Hines was introduced as a national brand in 1956 when Duncan Hines, a renowned restaurant critic and gourmet, launched the brand as part of his efforts to bring restaurant-quality food to American homes. Duncan Hines has expanded its presence at retail over the past year through a commitment to innovation. Over the past 2 years, Duncan Hines has established a successful line of Decadent cakes, which offer premium quality products. During 2012, we added two additional items to the line. In February 2012, we also introduced an innovative line of frosting products, Duncan Hines Frosting Creations, which uses a patent pending frosting system to allow consumers to customize their frosting into one of 12 different flavors. Duncan Hines is the #2 brand with a 26.2% market share of the $0.9 billion cake/brownie mixes and frostings category. 6 We also offer a complete line of shelf-stable pickle products that we market and distribute nationally, primarily under the Vlasic brand, and regionally under the Milwaukee’s and Wiejske Wyroby brands. Our Vlasic brand, represented by its trademark Vlasic stork, was introduced over 65 years ago and has the highest consumer awareness and quality ratings in the pickle category. Vlasic is the #1 brand in the $505 million shelf-stable pickle category with a 30.4% market share. In 2012, we introduced Vlasic Farmers Garden, a unique, artisan-quality pickle line. 7 Specialty Foods Division Snack Products. Our snack products primarily consist of Tim’s Cascade, Snyder of Berlin and Husman’s. These direct store delivery brands have strong local awareness and hold leading market share positions in their regional markets.Food Service and Private Label. We also manufacture and distribute certain products, mainly in the frozen breakfast, canned meat, and pie and pastry fruit filling categories, through food service channels. We also manufacture and distribute certain private label products in the canned meat, shelf-stable pickles and frozen seafood. As part of our ongoing strategic focus over the last several years, we have deemphasized the food service and private label businesses for the benefit of our higher margin branded food products.85

Pinnacle Performance 3 PINNACLE DATABASES 1 52-weeks ended 9/23/12 39-weeks ended 9/23/12 Branded MFG PL TOTAL US FOOD 4 5 Category Size Market IRI Market Market ($MM) Position* Share Share 7 Frozen Vegetables $2,303 #1 27.0 38.3 Brands Shelf-Stable Pickles $505 #1 30.4 28.7 6 Frozen Complete Bagged Meals $570 #1 25.1 3.2 Cake/Brownie Mixes & Frostings $896 #2 26.2 4.8 Leadership Frozen Prepared Seafood $604 #2 19.1 9.8 Table Syrups $461 #2 17.5 21.1 Frozen and Refrigerated Bagels $91 #1 47.1 21.0 Pie/Pastry Fruit Filling $111 #1 35.7 32.8 Frozen Pancake/Waffles/French Toast $793 #2 8.6 17.6 Foundation Brands Canned Meat $1,036 #3 8.2 11.4 Frozen Pizza-for-One (ex. French Bread) $651 #3 11.2 12.4 SOURCE: IRI InfoScan Total US Food, 52-weeks and 39-weeks ended Sep 23, 2012, Pinnacle Databases 1 Copyright © SymphonyIRI Group, 2010. Confidential and Proprietary.

Household Panel Penetration Total U.S. - All Outlets % HH Buying 52 weeks ending 12/25/11 (120-week Static) Product TTL PFG Core Categories 98.8 2 TTL PFG Core Brands 85.2 DUNCAN HINES 40.7 COMSTOCK & WILDERNESS PIE FILLING 7.6 VLASIC 33.3 MILKWAUKEES 1.0 TOTAL LOG CABIN Trademark + Country Kitchen 9.6 MRS BUTTERWORTH Syrup 10.7 MRS BUTTERWORTH Mix 1.1 LOG CABIN Mix 0.1 TTL ARMOUR CM 17.5 TTL NALLEY CM 2.4 BROOKS CM 2.6 OPEN PIT 2.8 BIRDS EYE 45.5 CELESTE 7.0 HUNGRYMAN 9.2 BIDS EYE VOILA! 11.2 AUNT JEMIMA GRAIN 9.2 AUNT JEMIMA PROTEIN 3.5 MRS PAULS 4.6 VAN DE KAMPS 7.2 LENDERS (Frz + Ref) 9.4 SOURCE: IRI Consumer Household Panel Total US All Outlets, 52-weeks ended Dec 25, 2011, Pinnacle Databases 2 Copyright © SymphonyIRI Group, 2010. Confidential and Proprietary.